UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2022

Commission File Number: 001-39240

GFL Environmental Inc.

(Translation of registrant’s name into English)

100 New Park Place, Suite 500

Vaughan, Ontario, Canada L4K 0H9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

In the ordinary course and to simplify its corporate structure, effective January 1, 2022, GFL Environmental Inc. (“GFL”) completed a vertical short-form amalgamation pursuant to the Business Corporations Act (Ontario) with certain of its wholly-owned subsidiaries. No securities of GFL were issued in connection with the amalgamation and the share capital of GFL remains unchanged. The amalgamation will not impact GFL’s business or operations.

A copy of the Articles of Amalgamation is filed as Exhibit 99.2 hereto, and is incorporated by reference.

EXHIBIT INDEX

The following exhibits are furnished as part of this Current Report on Form 6-K.

Exhibit Number	Description

99.1	Press Release, dated January 6, 2022

99.2	Articles of Amalgamation, dated January 1, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GFL Environmental Inc.

	By:	/s/ Mindy Gilbert
	Name:	Mindy Gilbert
Date: January 6, 2022	Title:	Executive Vice President and General Counsel

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